Exhibit 99.1

Janus Henderson Announces Ali Dibadj as Next Chief Executive Officer

Roger Thompson, CFO, Appointed Interim CEO effective 1 April 2022

LONDON – MARCH 23, 2022 – Janus Henderson Group plc (NYSE/ASX: JHG) (“JHG” or the “Company”) today announced that its Board of Directors has unanimously appointed Ali Dibadj as Chief Executive Officer (“CEO”) of the Company effective no later than 27 June 2022. Ali Dibadj succeeds Dick Weil, who, as previously announced, will retire as CEO and a member of the Board as of 31 March 2022. Effective 1 April 2022, the Board has appointed Roger Thompson, Chief Financial Officer (“CFO”), to serve as Interim CEO until Mr Dibadj joins JHG. To assist in an orderly transfer of responsibilities, Mr Weil will serve as an adviser to the Company through 30 June 2022.

Ali Dibadj, 46, joins the Company from AllianceBernstein Holding L.P. (“AB”) where he has served as CFO & Head of Strategy since February 2021 as well as Portfolio Manager for AB Equities since 2017. Previously, he served as AB’s Head of Finance and Head of Strategy from April 2020 to February 2021. He co-led AB’s Strategy Committee in 2019 and served as a senior research analyst with Bernstein Research Services from 2006 to 2020, a period during which he was ranked as the number one analyst twelve times by Institutional Investor. Prior to joining AB, he spent almost a decade in management consulting, including at McKinsey & Company and Mercer. Mr Dibadj holds a Bachelor of Science in engineering sciences from Harvard College and a Juris Doctor from Harvard Law School.

Richard Gillingwater, Chairman of the Board of Directors, said, “We are pleased to appoint Ali Dibadj as the Company’s next CEO. As part of our CEO transition planning, we conducted an extensive internal and external search to identify an executive who both understands our business and has the necessary strategic expertise to help drive the firm’s next phase of growth for the benefit of our clients and shareholders. The Board is confident that Ali is the ideal choice to lead this great company into its next phase of growth and value creation.”

Ali Dibadj said, “I am delighted to join Janus Henderson and look forward to having the opportunity to lead such a talented group of professionals at an important time for the Company and the industry. I have long admired Janus Henderson’s commitment to deliver for its clients with investment and servicing excellence. The executive team, the Board, and I look forward to identifying, expediting, and capturing growth and innovation that creates value for our clients, employees, shareholders, communities, and all stakeholders.”

Mr Gillingwater added, “On behalf of the Board, I also want to extend my appreciation to Roger Thompson for stepping into the role of Interim CEO during this important period of transition. Roger is representative of the deep bench of talent we have at Janus Henderson.”

Mr Gillingwater continued, “We thank Dick Weil for his leadership over the years and wish him all the best in his well-deserved retirement.”

Mr Dibadj is also expected to join the Board after he commences employment with the Company.

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About Ali Dibadj

Ali Dibadj was appointed Chief Financial Officer & Head of Strategy for Alliance Bernstein (AB) in 2021 and, previously, Head of Finance and Strategy in 2020, responsible for overseeing the Financial Planning & Analysis, Tax, Treasury, Controller, Investor Relations, Strategy, and Corporate Development teams. He is a member of the firm’s Operating Committee. As Portfolio Manager for AB Equities since 2017, specializing in engagement, he has worked with portfolio companies to improve their operational, ESG, and capital allocation performance. As senior analyst for AB Bernstein Research Services from 2006 to 2020, he was ranked the number one analyst 12 times by Institutional Investor. Prior to joining AB, Ali Dibadj spent almost a decade in management consulting, including at McKinsey & Company and Mercer. He also worked at the law firm Skadden, Arps. He is on the Boards of Sysco Corporation and the Young People’s Chorus. Throughout his career, Ali has been focused on fostering a culture of openness, diversity, and inclusion.

Ali holds an SB in engineering sciences, with a specialization in electrical engineering, from Harvard College and a JD, with a focus on law and business, from Harvard Law School.  He has 16 years of experience in the asset management industry and 25 years of financial industry experience.

About Roger Thompson

Roger Thompson is Chief Financial Officer at Janus Henderson Investors, a position he has held since 2013. He is also a member of the Executive Committee. Roger joined Henderson from J.P. Morgan Asset Management, where most recently he was global chief operating officer; previously, he was head of UK and prior to that was international CFO. Roger had a broad range of roles at J.P. Morgan and worked in Tokyo, Singapore, and Hong Kong. He trained as an accountant with PricewaterhouseCoopers. Roger graduated with a BA degree (Hons) in accountancy and economics from Exeter University. He is a chartered accountant and has 30 years of financial industry experience.

About Janus Henderson

Janus Henderson Group is a leading global active asset manager dedicated to helping investors achieve long-term financial goals through a broad range of investment solutions, including equities, fixed income, quantitative equities, multi-asset and alternative asset class strategies. At 31 December 2021, Janus Henderson had approximately US$432 billion in assets under management, more than 2,000 employees, and offices in 25 cities worldwide. Headquartered in London, the company is listed on the New York Stock Exchange (NYSE) and the Australian Securities Exchange (ASX).

Forward-Looking Statements Disclaimer

Certain statements in this press release not based on historical facts are “forward-looking statements” within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Such forward-looking statements involve known and unknown risks and uncertainties that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those discussed. These include statements as to our future expectations, beliefs, plans, strategies, objectives, events, conditions, financial performance, prospects or future events. In some cases, forward-looking statements can be identified by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “likely,” “will,” “would” and similar words and phrases. Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the date they are made and are not guarantees of future performance. We do not undertake any obligation to publicly update or revise these forward-looking statements.

Various risks, uncertainties, assumptions and factors that could cause our future results to differ materially from those expressed by the forward-looking statements included in this press release include, but are not limited to, risks, uncertainties, assumptions and factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2021, and in other filings or furnishings made by the Company with the SEC from time to time.

Investor Inquiries:

Jim Kurtz Co-Head Investor Relations (US)	+1 (303) 336 4529 jim.kurtz@janushenderson.com

Melanie Horton Co-Head Investor Relations (non-US)	+44 (0) 20 7818 2905 melanie.horton@janushenderson.com

Media Inquiries:

Sarah de Lagarde Global Head of Communications	+44 (0) 20 7818 2626 sarah.delagarde@janushenderson.com